UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

 Commission File Number 001-35991

AENZA S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

September 20, 2021

We hereby inform you as a Relevant Information Communication that today we held our General Shareholders' Meeting where we elected the Board of Directors for the 2021-2024 period, which will be conformed by the following persons:

•	Nicolás Bañados Lyon
•	Santiago Hernando Pérez
•	Pablo Ignacio Kühlenthal Becker
•	Antonio Carlos Valente Da Silva
•	Gema Esteban Garrido
•	Gustavo Nickel Buffara de Freitas
•	Juan Vicente Revilla Vergara
•	Esteban Viton Ramírez
•	Carlos Rojas Perla

The Board of Directors convened in the afternoon and elected Mr. Juan Vicente Revilla Vergara as Chairman and Mr. Gustavo Nickel Buffara de Freitas as Vice Chairman, and also approved modifications to the Board's committees, which consisted of the following:

1.	Modify the name of the Strategy and Investment Committee to Finance, Risk and Investment Committee;
2.
Merging the Audit Committee and the Risk and Compliance Committee into a new Audit and Compliance Committee and transferring the risk management supervision functions to the Finance, Risk and Investment Committee;

3.	Create the Environmental, Social and Governance Committee;
4.	Make the following appointments to Board committees:
a)	Audit and Compliance Committee: Carlos Rojas Perla (Chairman), Santiago Hernando Perez and Antonio Carlos Valente Da Silva.
b)	Environmental, Social and Governance Committee: Gema Esteban Garrido (Chairman), Antonio Carlos Valente Da Silva and Esteban Viton Ramirez.
c)	Talent Committee: Juan Vicente Revilla Vergara (Chairman), Gustavo Nickel Buffara de Freitas, Santiago Hernando Pérez and Esteban Viton Ramírez.
d)	Finance, Risk and Investment Committee: Pablo Ignacio Kühlenthal Becker (Chairman), Nicolás Bañados Lyon, Gustavo Nickel Buffara de Freitas and Carlos Rojas Perla.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: September 20, 2021